FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                         Pursuant to Rule 13a - 16 under
                       the Securities Exchange Act of 1934

                          For the month of March, 2003

                                    ICON plc
                               (Registrant's name)

                                     0-29714
                            (Commission file number)

          South County Business Park, Leopardstown, Dublin 18, Ireland.
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Yes      X                     No ___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes   ___                      No  X

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes   ___                      No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes   ___                      No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

Other Events.


     The registrant hereby incorporates by reference the press release attached hereto as Exhibit 99.1 into this report.






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


Financial Statements and Exhibits.


     (c) The following Exhibits are filed as part of this report:


         EXHIBIT NO.          DESCRIPTION

            99.1              Press Release.







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


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the, undersigned thereunto duly authorized.

                                    ICON plc




March 31, 2003                      /s/ Sean Leech
--------------------------          --------------------------------
Date                                Sean Leech
                                    Chief Financial Officer



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


                                                                    Exhibit 99.1
                                                                    ------------

ICON reports strong Third Quarter FY 2003 results with a 33% increase in operating income and EPS of $0.38 (NASDAQ:ICLR)




Highlights - Third Quarter Fiscal 2003

* Third quarter net revenues increased 50% over the third quarter of fiscal 2002 to $59.3 million and inincreased 41% on a year-to-date basis.

* Income from operations increased 33% over the third quarter of fiscal 2002 to $6.2 million and increased 35% in the nine months to February 28, 2003.

* Diluted earnings per share increased 31% for the third quarter to $0.38 cents compared to $0.29 cents in same quarter last year. Year-to-date diluted earnings per share were $1.07 cents compared to $0.85 cents for the comparable period last year.

*    $63 million of net new business awarded to ICON during the quarter.


Dublin, Ireland, March 31, 2003 - ICON plc (NASDAQ: ICLR), a global contract clinical research organisation, which has approximately 2,300 employees providing services to the pharmaceutical and biotech industries from 28 locations in 16 countries worldwide, today reported the financial results for its third quarter ended February 28, 2003.

Net revenues for the quarter were $59.3 million, representing a 50% increase over net revenues of $39.6 million for the same quarter last year. Excluding the impact of acquisitions revenue growth for the quarter was 35% over the same quarter last year.

Income from operations was $6.2 million, which represents an increase of 33% from the $4.6 million reported for the third quarter last year. Operating margin for the quarter was 10.4% compared to 11.7% for the equivalent period last year. Net income for the quarter was $4.6 million or $0.38 cents per share, on a diluted basis, compared with $3.6 million or $0.29 cents per share for the third quarter last year.

In the nine months to February 28, 2003, net revenues were $159.7 million, representing a 41% increase over net revenues of $113.6 million reported for the first nine months of last year. Excluding the impact of acquisitions revenue growth was 32% for the nine months ending February 28, 2003.

Income from operations was $17.7 million, representing an increase of 35% from the $13.1 million reported for the same period last year. Operating margin for the nine months to February 28, 2003 was 11.1%, compared to 11.6% for the equivalent period last year. Net income was $13.0 million or $1.07 cents per share, on a diluted basis compared with $10.4 million or $0.85 cents per share reported for the same period last year.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 69 days at February 28, 2003 compared with 67 days at May 31, 2002. Capital expenditure in the quarter was $4.0 million and payments of $19.2 million were made in relation to acquisi-


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

tions. In the nine months to February 28, 2003, capital expenditure was $11.2 million and payments of $38.8 million were made in relation to acquisitions. As a result the company's net cash was $11.4 million at February 28, 2003, compared to $43.1 million at May 31, 2002.

"This has been another significant quarter in ICON's development", commented Chairman, Dr John Climax. "In January, we completed the acquisition of Medeval Group Ltd, a leading phase I clinical pharmacology facility, based in Manchester, UK. This was an important strategic step for the company. In addition our strong revenue growth continued and we were particularly pleased with the 31% growth achieved in EPS. The performance in our central laboratory business was disappointing, but we expect this to improve in the coming quarters, based on recent strong business wins. Margin performance was excellent in our clinical business, and our recent acquisitions performed well".

The company will hold its third quarter conference call today, March 31, 2003 at 10:00 EST [16:00 GMT / 17:00 CET]. This call and linked slide presentation can be accessed live from our website at http://www.iconclinical.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under "shareholders services". This calendar will be updated regularly.

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

The financial information presented herein has been prepared in accordance with U.S. GAAP.

Source: ICON plc

Contact : Investor Relations 1-888-381-7923 or Sean Leech CFO + 353 -1-216-11-00 Both at ICON.

http://www.iconclinical.com
---------------------------


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




                                    ICON plc
                         Consolidated Income Statements
                                   (Unaudited)

       Three months ended and Nine Months ended February 28, 2003 and 2002
            (Dollars, in thousands, except share and per share data)

                                                             Three Months Ended                Nine Months Ended
                                                       February 28,     February 28,     February 28,     February 28,
                                                               2003             2002             2003             2002

Gross Revenue                                                79,205           53,055          236,270          153,356

Subcontractor costs                                          19,894           13,485           76,565           39,798

                                                   -----------------  ----------------  ---------------  --------------
Net Revenue                                                  59,311           39,570          159,705          113,558

Costs and expenses
Direct costs                                                 33,366           20,932           87,507           60,446
Selling, general and administrative                          17,890           12,462           49,481           35,550
Depreciation and amortization                                 1,869            1,538            5,017            4,416

                                                   -----------------  ----------------  ---------------  --------------
Total costs and expenses                                     53,125           34,932          142,005          100,412

Income from operations                                        6,186            4,638           17,700           13,146

Interest income (net)                                           120              285              379              864

                                                   -----------------  ----------------  ---------------  --------------
Income before provision of income taxes                       6,306            4,923           18,079           14,010

Provision for income taxes                                    1,709            1,325            5,090            3,625
                                                   -----------------  ----------------  ---------------  --------------

Net income                                                    4,597            3,598           12,989           10,385
                                                   =================  ================  ===============  ==============

Net income per ordinary share
Basic                                                         $0.39            $0.31            $1.10            $0.90
                                                   -----------------  ----------------  ---------------  --------------

Diluted                                                       $0.38            $0.29            $1.07            $0.85
                                                   -----------------  ----------------  ---------------  --------------

Weighted average number of ordinary shares
Basic                                                    11,818,704       11,707,978       11,804,576       11,576,692

Diluted                                                  12,220,266       12,229,874       12,169,875       12,224,383



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



                                    ICON plc

                           Summary Balance Sheet Data


                       February 28, 2003 and May 31, 2002
                             (Dollars, in thousands)

                                            February 28,         May 31,
                                                    2003            2002

Cash, short-term debt and short-term              11,359          43,097
investments

Accounts receivable                               45,337          41,306
Unbilled revenue                                  53,082          26,387
Payments on account                             (37,989)        (19,854)
Total                                             60,430          47,839

Working Capital                                   50,451          72,923

Total assets                                     215,044         165,794

Shareholder's equity                             126,350         107,561


Source:                              ICON plc

Contact: Investor Relations 1-888-381-7923 or Sean Leech CFO + 353 1 2161 100 both at ICON.

                                     http://www.iconclinical.com



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